

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2022

William Rhind
Chief Executive Officer and Chief Financial Officer
GraniteShares Gold Trust
c/o GraniteShares LLC
205 Hudson Street, 7th floor
New York, NY 10013

> **Re: GraniteShares Gold Trust**
> **Form 10-K for Fiscal Year Ended June 30, 2021**
> **Filed on August 13, 2021**
> **File No. 001-38195**

Dear Mr. Rhind:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that your independent accountant's report only opines on the financial statements as of and for the years ended June 30, 2021 and 2020, and refers to an other auditors report on the financial statements as of June 30, 2019. However, we note that the other auditors report is not included in your filing. Please amend your filing to include an audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524, or John Spitz, Staff Accountant, at (202) 551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance